Exhibit 99.60

Appendix 4C & Quarterly Business Update – September 2023

Partnership with Gold Coast Private Hospital, Expanded Multi-Test for Australian Market and Commercial Partner for MRFF Grant

Melbourne, Australia, 30 October 2023: Genetic Technologies Limited (ASX:GTG; NASDAQ:GENE, “Company”, “GTG”), a global leader in guideline-driven genomics-based testing in health, wellness and serious diseases, releases its Appendix 4C and Quarterly Business Update for the quarter ending 30 September 2023 (Q1 FY24).

Highlights:

●	Partnership signed with the Gold Coast Private Hospital (a member of Healthscope), to establish a Precision Medicine Clinic at the hospital.	●	Receipts from customers was A$2.0 million, in line with the prior quarter and corresponding period (pcp).
●	GeneType Multi-Test granted approval for Pancreatic Cancer, Melanoma, and Atrial Fibrillation in Australia.	●	Peer-reviewed research paper validates geneType’s Pancreatic Cancer risk test, showing a nearly 50% improvement to the traditional clinical risk score in identifying patients at high risk of developing pancreatic cancer.
●	Medical Research Future Fund (MRFF) grant names GTG as sole industry partner for trial to assess multi cancer genetic risk assessment in general practice.	●	Environmental, Social, and Governance (ESG) reporting commenced with the development of a baseline report addressing 21 core metrics set by the World Economic Forum (WEF).

Commenting on the Company’s quarterly performance, Chief Executive Officer Simon Morriss said: “the team has had an exceptionally busy quarter executing on key foundational objectives outlined in the comprehensive strategic review linked to our core revenue drivers and importantly our pathway to profitability.”

Key Achievements During the Quarter

Precision Medicine Pilot Partnership signed with The Gold Coast Private Hospital

GTG announced a partnership with the Gold Coast Private Hospital (GCPH), a member of Healthscope, to establish a Precision Medicine Clinic at the hospital. Gold Coast Private Hospital is a 336 bed, 22 theatre hospital and home to leading doctors and surgeons from around the world. The goal of precision medicine is to target the right treatments to the right patients at the right time. Utilising GTG’s geneType Multi-test and Pharmacogenomics (PGx) tests will be an important step in improving health outcomes for GCPH’s patients.

The partnership will be initiated with a 50-patient pilot study to establish workflow and patient reporting, with the study utilising geneType Multi-risk test combined with PGx tests, providing a comprehensive wellness profile for GCPH patients. Patient recruitment has commenced and positive outcomes could enable the rollout of additional Precision Medicine Clinics throughout the Healthscope network. Healthscope is Australia’s only national private hospital operation and healthcare provider with a network of 42 hospitals that service every state and territory with approximately 19,000 employees.

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

geneType granted approval for Pancreatic Cancer, Melanoma, and Atrial Fibrillation in Australia

In September the Company announced that the expanded geneType Multi-Risk Test, to include pancreatic cancer, melanoma, and Atrial Fibrillation (AFib), was approved for sale in Australia by the National Association of Testing Authority (NATA). In March 2023, the expanded test was granted approval for sale by the Centers for Medicare & Medicaid (CMS) for the U.S. market.

The geneType Multi-Risk Test now performs a total of nine individual serious disease risk assessments, all from the one simple saliva sample. The risk assessment panel focuses on Oncology, Cardiovascular and Metabolic diseases, including: Breast Cancer, Ovarian Cancer, Pancreatic Cancer, Prostate Cancer, Melanoma, Colorectal Cancer, Diabetes, Coronary Artery Disease, and Atrial Fibrillation.

The expanded Multi-test panel caters for most ethnicities over the age of 301. Each of the new diseases recently approved cause significant mortality and morbidity. According to the Australian Institute of Health and Welfare, in 2023 there will be approximately 10,639 new cases of melanoma, Australia’s third most diagnosed cancer. The estimates for pancreatic cancer are even more dire. In Australia it is estimated that 2,355 people will be diagnosed with pancreatic cancer during 2023 and a staggering 87% of these people will die. For both of these cancers, identifying people at increased risk provides an opportunity for early diagnosis and early intervention, leading to a significant improvement in patient outcomes, extending life expectancy, and saving lives. In the case of AFib, surveys and studies on sections of the Australian population suggest that AFib affects approximately 2% of the general population, equivalent to more than 500,000 people.

MRFF Grant names GTG as Sole Industry Partner

During the quarter GTG were named as sole industry partner for a Medical Research Future Fund (MRFF) Genomics Health Futures Mission Grant. The grant is to be awarded to a group of renowned national and international research and charity organisations. The grant will provide funding for the CASSOWARY Trial: a randomised controlled trial of the clinical utility and cost-effectiveness of a multi-cancer polygenic risk score in general practice. GTG is the national research partner for the trial, which is to be led by Professor Jon Emery. Results from the trial are expected to change the way risk is assessed and reshape the standard of care in general practice for serious disease. The trial results will inform future policy including the 5-year goal for the Australian Cancer Plan to use genomics for risk-stratified cancer screening. Results of this study could lead to a revision of national guidelines and improve risk stratification for four of the most common cancers in Australia; breast, colorectal, prostate, and melanoma. The study will recruit nearly 600 participants from eight general practices across Victoria. As the sole industry partner, GTG will receive funding to cover the supply of test kits and the analysis of the sample returned.

Peer Reviewed Paper Publication: A Breakthrough for Early Detection of Pancreatic Cancer

During the quarter a further peer reviewed paper validating geneType as an invaluable risk assessment tool was published. The paper entitled “Predicting 10-year risk of pancreatic cancer using a combined genetic and clinical model” was published in the journal Gastro Hep Advances. The paper is authored by GTG’s scientific team including Dr Erika Spaeth, Dr Gillian Dite and Dr Chi Kuen Wong along with co-authors Dr Richard Allman and Dr Nicholas Murphy. GeneType’s Pancreatic Cancer risk assessment test showed a nearly 50% improvement to the traditional clinical risk score of identifying patients at a high risk of developing pancreatic cancer.

1 Cardiovascular and metabolic risk assessments start at age 40; cancers start at age 30.

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Pancreatic cancer has a very high mortality rate, approximately 76%2 of those diagnosed will die within 1 year. The five-year survival rate is only 9%3. Identifying those at-risk will enable doctors and their patients to increase surveillance and be proactive in their efforts to prevent the development of cancer. Pancreatic cancer has the poorest 5-year survival rate of any major solid tumour, but when diagnosed at an early stage, survival rates improve.

Genetic Technologies commences ESG Reporting

Recognising the Company responsibility to contribute to good corporate citizenship, GTG is pleased to announce that it has commenced its Environmental, Social, and Governance (ESG) reporting with the development of a baseline report addressing 21 core metrics set by the World Economic Forum (WEF) in their standardised and globally recognised Stakeholder Capitalism Metrics ESG framework. The report is available on the company’s website at www.genetype.com/investor-centre/governance/. This is the start of the GTG ESG reporting journey. The Company will commence a quarterly review of the baseline report, with improvements in reporting to come as our experience grows.

2023 Annual General Meeting

Shareholders are reminded that GTG will hold its 2023 Annual General Meeting (AGM) at 10am Australian Daylight Savings Time (ADST) on Wednesday 22 November 2023 at the offices of K & L Gates, Level 25, 525 Collins St, Melbourne. The meeting will also be cast via webinar. Further details are provided in the Notice of Meeting (NOM) and Proxy Form recently distributed to shareholders. We look forward to providing an update on the company’s progress on the day.

Financial and Cashflow Overview

At the end of September 2023, GTG had A$4.9 million in cash and cash equivalents. Cash receipts from customers for the quarter were A$2.0 million. Cash outflow for operating activities was A$2.9 million.

In the near term, the Company expects to receive $1.75 million from the R&D Tax Incentive refund for the 2023 financial year. Including the receipt of the R&D Tax Incentive refund, and based upon the calculation provided at section 8.4 of the attached Appendix 4C, the company would have 2.3 quarters of cash to fund operations.

During the quarter, the Company made $96k of payments to related parties of the entity, and their associates, disclosed at item 6.1 of the Appendix 4C. The payments related to director fees and consulting fees (inclusive of GST) on normal commercial terms.

Authorised for release by the Board of Genetic Technologies Limited

-END-

Enquiries

Investor Relations

Adrian Mulcahy

Automic Markets

M: +61 438 630 411

E: Adrian.mulcahy@automicgroup.com.au

2 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6396775/

3 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6396775/

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com

Forward Looking Statements

This announcement may contain forward-looking statements about the Company’s expectations, beliefs or intentions regarding, among other things, statements regarding the expected use of proceeds. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by the Company with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of the Company’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. As forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause the Company’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements as detailed in the Company’s filings with the Securities and Exchange Commission and in its periodic filings with the ASX in Australia and the risks and risk factors included therein. In addition, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. The Company does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Appendix 4C

Quarterly cash flow report for entities

subject to Listing Rule 4.7B

Name of entity

Genetic Technologies Limited

ABN	Quarter ended (“current quarter”)

17 009 212 328	30 September 2023

Consolidated statement of cash flows			Current quarter $A’000	Year to date (3 months) $A’000
1.	Cash flows from operating activities		2,037	2,037
1.1	Receipts from customers
1.2	Payments for		(111)	(111)
	(a)	research and development
	(b)	product manufacturing and operating costs	(950)	(950)
	(c)	advertising and marketing	(412)	(412)
	(d)	leased assets	(87)	(87)
	(e)	staff costs	(1,858)	(1,858)
	(f)	administration and corporate costs	(1,594)	(1,594)
1.3	Dividends received (see note 3)		-	-
1.4	Interest received		37	37
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Government grants and tax incentives		-	-
1.8	Other (provide details if material)		-	-
1.9	Net cash from / (used in) operating activities		(2,938)	(2,938)

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a)	entities	-	-
	(b)	businesses	-	-
	(c)	property, plant and equipment	(21)	(21)
	(d)	investments	-	-
	(e)	intellectual property	-	-
	(f)	other non-current assets	-	-

2.2	Proceeds from disposal of:
	(a)	entities	-	-
	(b)	businesses	-	-
	(c)	property, plant and equipment	-	-
	(d)	investments	-	-
	(e)	intellectual property	-	-
	(f)	other non-current assets	-	-
2.3	Cash flows from loans to other entities		-	-
2.4	Dividends received (see note 3)		-	-
2.5	Other (provide details if material)		-	-
2.6	Net cash from / (used in) investing activities		(21)	(21)

ASX Listing Rules Appendix 4C (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	-	-
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	-	-
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	-	-

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	7,853	7,853
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(2,938)	(2,938)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(21)	(21)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	-	-
4.5	Effect of movement in exchange rates on cash held	4	4
4.6	Cash and cash equivalents at end of period	4,898	4,898

ASX Listing Rules Appendix 4C (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	1,898	3,153
5.2	Call deposits	3,000	4,700
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	4,898	7,853

6.	Payments to related parties of the entity and their associates	Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	96
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

During the quarter, the Company made payments to related parties of the entity and their associates as disclosed in Item 6.1 of the Appendix 4C amounting to $96k. The payments related to the director fees and consulting fees (inclusive of GST) on normal commercial terms.

ASX Listing Rules Appendix 4C (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	190	87
7.4	Total financing facilities	190	87

7.5	Unused financing facilities available at quarter end		103

7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

1.	Secured – Bank of America, US$25,000 facility with interest at 9.25%
2.	Unsecured – National Australia Bank, $150,000 facility with interest at 15.5%

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(2,938)
8.2	Cash and cash equivalents at quarter end (item 4.6)	4,898
8.3	Unused finance facilities available at quarter end (item 7.5)	103
8.4	Total available funding (item 8.2 + item 8.3)	5,001

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	1.70

	Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:

	8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

	Answer:	Yes

	8.6.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer:

Directors and management constantly monitor the company’s cash balance and funding requirements. In the near term the company expects to receive $1.75m from the R&D Tax Incentive refund for the 2023 financial year. Including the receipt of the R&D Tax Incentive refund, and based upon the calculation at 8.4 above, the company would have 2.3 quarters of cash to fund operations.

To support the Company’s continued investment in its core brands, GeneType, EasyDNA and AffinityDNA, and to secure further revenue growth, the Company expects to raise further equity in the coming months. The Board are currently in discussions with equity advisors and will provide a further update to the market when appropriate.

	8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer:

Yes. As noted in the answer to 8.6.2, the Company is expecting to receive a refund of $1.75 million from the R&D Tax Incentive in the coming months and has commenced discussions with its equity advisors to raise further capital.

Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	30 October 2023

Authorised by:	Tony Di Pietro
Company Secretary

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.